VF 12-3-02

02053156

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 25 2002 WASH., D.C. 160 SECTION

SEC FILE NUMBER
8-19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/01 AND ENDING 09/27/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway Suite 2924
(No. and Street)

New York | New York | 10006
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Kick 212-248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue | New York | New York | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/26

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramriez & Company, Inc., as of September 27, 2002; are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

AUDITORS' REPORT PURSUANT TO RULE 17a-5(d)

SEPTEMBER 27, 2002

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 27, 2002 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 27, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 27, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
October 31, 2002

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide with Jeffreys Henry International

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 27, 2002

ASSETS

Cash	$ 82,042
Deposit with clearing agent	150,366
Receivable from broker-dealers	1,246,170
Other receivables	264,140
Marketable securities owned, at market value	18,027,803
Due from affiliates	483,987
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,010,355	420,873
Deferred tax asset	66,000
Other assets	395,805
	$ 21,137,186

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 4,060,733
Bank loan payable	110,833
Due to clearing agent	8,304,713
Income taxes payable	1,057,099
Total Liabilities	13,533,378
Commitments	
Stockholder's equity	
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding	2,418
Additional paid-in-capital	1,231,783
Retained earnings	6,369,607
Total Stockholder's Equity	7,603,808
	$ 21,137,186

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 27, 2002

REVENUES	
Net trading profit and commission income	$ 9,290,904
Syndicate revenue	11,730,349
Financial advisory fees	595,945
Interest income	390,983
Other income	199,022
Total Revenues	22,207,203
EXPENSES	
Employee compensation and benefits	14,268,740
Clearance charges and database services	1,169,765
Interest	112,235
Occupancy	416,419
Taxes, other than income	3,524
Other operating expenses	2,311,178
Total Expenses	18,281,861
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	3,925,342
INCOME TAX EXPENSE	
Current	1,607,148
Deferred	37,000
Total Income Tax Expense	1,644,148
INCOME BEFORE EXTRAORDINARY ITEMS	2,281,194
EXTRAORDINARY ITEM NET OF TAX EFFECT	
Grant Income	90,000
NET INCOME	$ 2,371,194

See notes to financial statements

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 27, 2002

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Outstanding Shares	Amount			
Balance, September 30, 2001	22,840	$ 2,284	$ 942,753	$ 3,998,413	$ 4,943,450
Capital contributions	1,336	134	289,030	-	289,164
Net income	-	-	-	2,371,194	2,371,194
Balance, September 27, 2002	24,176	$ 2,418	$ 1,231,783	$ 6,369,607	$ 7,603,808

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 27, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,371,194
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	206,160
Decrease (increase) in assets:	
Deposit with clearing agent	78,660
Receivable from broker-dealers	(423,595)
Other receivables	306,626
Marketable securities owned	(14,472,516)
Due to clearing agent	9,956,740
Deferred taxes	37,000
Other assets	(125,507)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	971,133
Income taxes payable	918,904
Net Cash Used by Operating Activities	(175,201)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in due from affiliates	(52,731)
Acquisition of property	(102,674)
Net Cash Used by Investing Activities	(155,405)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	289,164
Net Cash Provided by Financing Activities	289,164
NET DECREASE IN CASH	(41,442)
Cash at September 30, 2001	123,484
Cash at September 27, 2002	$ 82,042
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During the Year for:	
Interest	$ 113,949
Income taxes	$ 733,694

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year End

The Company has elected to adopt a fiscal year ending on the last Friday of September.

Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values. Securities transactions and related commission expenses are recorded on a trade date basis. The difference between cost and market is included in net trading profit.

Included in marketable securities at September 27, 2002 are obligations of the following entities:

State of New York*	$ 8,828,338
State of Florida*	5,483,707
State of California*	2,662,741

* Includes various subdivisions and authorities.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense for the fiscal year ended September 27, 2002 consisted of the following:

Federal	$ 1,008,306
State and local	598,842
	$ 1,607,148

5. DEFERRED INCOME TAXES

The Company has a deferred tax asset of $66,000 at September 27, 2002. Deferred income tax results primarily from the effect of rent expense being deducted when paid for tax purposes and amortized on a straight-line basis for financial statement purposes.

The deferred income tax expense for the fiscal year ended September 27, 2002 consisted of the following:

Federal	$ 25,000
State and local	12,000
	$ 37,000

6. RETIREMENT PLANS

The Company has a qualified profit-sharing plan covering substantially all of the Company's employees who have met age and length of service requirements. Contributions to the profit-sharing plan are made at the discretion of the Company in an amount not greater than 15% of eligible compensation. The Company accrued a contribution to the profit sharing plan in the amount of $247,141 for the year ended September 27, 2002.

7. RELATED PARTY TRANSACTIONS

Amounts due from affiliates are non-interest bearing and due on demand.

8. BANK LOAN PAYABLE

The Company has a loan from a bank payable in monthly principal payments of $2,917 commencing December 1, 2000 through November 1, 2005. The loan bears interest at 1% above prime (the prime rate was 4.75% at September 27, 2002) and is collateralized by certain equipment.

Maturities of long-term debt for the following fiscal years are as follows:

2003	$ 35,000
2004	35,000
2005	35,000
2006	5,833
	$ 110,833

9. REVOLVING SUBORDINATED LOAN AGREEMENT

The Company has an agreement with its clearing broker that provides for a $10,000,000 line of credit for short-term loans, of which $-0- was used as of September 27, 2002.

The above commitment bears interest at a fixed number of percentage points over the LIBOR rate. The agreement expires in March 2003.

10. EXTRAORDINARY ITEM

As a result of the terrorist attacks on September 11, 2001, the Company received a recovery grant from the federal government in the amount of $150,000.

11. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 27, 2002, the Company's net capital of $4,906,126 exceeded required net capital of $335,667 by $4,570,459 and the ratio of aggregate indebtedness to net capital was 1.03 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

12. COMMITMENTS

The Company leases office space in New York, California, Illinois, Puerto Rico, Texas and Florida, under leases expiring on various dates through October 31, 2004. Rent expense for the year ended September 27, 2002 was $375,477. Minimum annual rentals are as follows, exclusive of real estate taxes, utilities, and labor wage rate escalations in excess of the base year.

Fiscal year ended:

2003	$ 480,836
2004	417,906
2005	54,132
	$ 952,874

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 27, 2002

CREDITS	
Stockholder's equity - qualified for net capital	$ 7,603,808
DEBITS	
Non-allowable assets:	
Property and equipment (net of accumulated depreciation and amortization)	310,042
Deferred taxes	66,000
Accrued income	131,920
Other assets	1,044,651
	1,552,613
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	6,051,195
HAIRCUTS ON SECURITIES POSITIONS	
Trading and investment securities	962,929
Undue concentration and contractual commitments	182,140
	1,145,069
NET CAPITAL	4,906,126
MINIMUM NET CAPITAL REQUIRED	
$100,000 or 6-2/3% of aggregate indebtedness of $5,035,009 whichever is greater	335,667
EXCESS NET CAPITAL	$ 4,570,459
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ 5,035,009
Ratio of aggregate indebtedness to net capital	1.03:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 27, 2002 FOCUS Report.

SAMUEL A. RAMIREZ & COMPANY, INC.

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

SEPTEMBER 27, 2002

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), for the fiscal year ended September 27, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide with Jeffreys Henry International

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 27, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
October 31, 2002